Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2006

Dean E. Miller
Executive Vice President and
Chief Financial Officer
Scottish Re Group Limited
Crown House, Third Floor
4 Par-la-Ville Road
Hamilton, HM 12, Bermuda

Re: Scottish Re Group Limited
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 18, 2005
File Number: 001-16855

Dear Mr. Miller:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    Jim Atkinson
                                                    Accounting Branch Chief